UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CLINICAL DATA, INC.

(Name of Subject Company (Issuer))

MAGNOLIA ACQUISITION CORP.

(Offeror) A Wholly-Owned Subsidiary of

DOGWOOD HOLDING CORP.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

FL HOLDING CV

(Offeror)

An Indirect Wholly-Owned Subsidiary of

FOREST LABORATORIES, INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

WARRANTS, DATED AUGUST 31, 2006, ISSUED TO LAURUS MASTER FUND, LTD. (“LAURUS WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED NOVEMBER 17, 2005

(“2005 WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED JUNE 13, 2006 (“2006 WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED SEPTEMBER 26, 2008 (“2008 WARRANTS”)

WARRANTS WITH AN EXERCISE PRICE OF $8.120 ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED FEBRUARY 25, 2009 (“SERIES A 2009 WARRANTS”)

WARRANTS WITH AN EXERCISE PRICE OF $9.744 ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED FEBRUARY 25, 2009 (“SERIES B 2009 WARRANTS”)

CONVERTIBLE NOTES, DATED FEBRUARY 25, 2009, ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT DATED FEBRUARY 25, 2009 IN AGGREGATE PRINCIPAL AMOUNT OF $50,000,000

(“COMPANY NOTES”)

(Title of Class of Securities)

18725U109 (Common Stock)	None (2008 Warrants)
None (Laurus Warrants)	None (Series A 2009 Warrants)
None (2005 Warrants)	None (Series B 2009 Warrants)
None (2006 Warrants)	None (Company Notes)

(CUSIP Number of Class of Securities)

Herschel S. Weinstein, Esq.

Forest Laboratories, Inc.

909 Third Avenue

New York, New York 10022-4731

(212) 421-7850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew W. Ment, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

(212) 841-1012

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 1,277,432,391	$ 148,309.90

(1)	Solely for purposes of calculating the registration fee, the maximum aggregate value of the transaction was calculated as the sum of (A) 31,090,561 shares of Common Stock multiplied by the sum of (i) $30.00 and (ii) $0.30 (the result of $30.30, the average of the high and low prices of the shares of Common Stock as reported on the NASDAQ Global Market on March 7, 2011, less $30.00, such amount, the “Attributed CVR Value”), (B) 4,556,521 shares of Common Stock issuable pursuant to the exercise of outstanding options with exercise prices below $36.00 multiplied by the sum of (i) $15.05 (which is equal to $30.00 minus the weighted average exercise price per share of such options) and (ii) the Attributed CVR Value, (C) 2,068 shares of Common Stock issuable pursuant to the outstanding deferred stock units multiplied by the sum of (i) $30.00 per share and (ii) the Attributed CVR Value, (D) 19,216 shares of Common Stock issuable pursuant to the exercise of that certain warrant, dated August 31, 2006, issued by Clinical Data, Inc. to Laurus Master Fund, Ltd. multiplied by the sum of (i) $10.00 (which is equal to $30.00 minus the exercise price of such warrant) and (ii) the Attributed CVR Value, (E) 108,850 shares of Common Stock issuable pursuant to the exercise of warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005, between Clinical Data, Inc. and the investors named therein multiplied by the sum of (i) $14.90 (which is equal to $30.50 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (F) 143,774 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006, between Clinical Data, Inc. and the investors named therein multiplied by the sum of (i) $17.71 (which is equal to $30.68 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (G) 757,461 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008, between Clinical Data, Inc. and the purchasers named therein multiplied by the sum of (i) $13.56 (which is equal to $30.00 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (H) 3,055,300 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between Clinical Data, Inc. and the purchasers named therein multiplied the sum of (i) by $21.07 (which is equal to $30.00 minus the weighted average exercise price of such warrants) and (ii) the Attributed CVR Value, and (I) 6,110,599 shares of Common Stock issuable pursuant to the exercise of outstanding convertible notes multiplied by the sum of (i) $30.00 and (ii) the Attributed CVR Value.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $148,309.90	Filing Party: Forest Laboratories, Inc.
Form of Registration No.: Schedule TO-T	Date Filed: March 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2011 and is filed by (i) Magnolia Acquisition Corp., a Delaware corporation (the “Purchaser”), (ii) FL Holding CV, an entity organized under the laws of the Netherlands, of which the Purchaser is an indirect wholly-owned subsidiary (“Parent”), (iii) Forest Laboratories, Inc., a Delaware corporation, of which the Purchaser is an indirect wholly-owned subsidiary (“Forest”), and (iv) Dogwood Holding Corp., a Delaware corporation of which the Purchaser is a direct wholly-owned subsidiary (“Dogwood”). The Schedule TO relates to the tender offer for:

•

all of the outstanding shares of common stock, $0.01 par value (the “Shares”), of Clinical Data, at a price of $30.00 per Share, net to the sellers in cash, without interest thereon and subject to any required withholding taxes plus the contractual right, pursuant to the Contingent Value Right Agreement (appended to the Schedule TO as Exhibit (d)(2)) (the “CVR Agreement”), to receive additional consideration of up to $6.00 per Share upon the achievement of certain milestones set forth in the CVR Agreement (the “CVR Consideration”);

•

all of the outstanding warrants, dated August 31, 2006, issued by Clinical Data to Laurus Master Fund, Ltd. (the “Laurus Warrants”) at a price equal to (i) the product of $10.00 multiplied by the number of Shares subject to such Laurus Warrant as of immediately prior to the first time at which the Purchaser accepts for payment any Securities tendered pursuant to the Offer (the “Acceptance Time”), and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Laurus Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005, between Clinical Data and the investors named therein (the “2005 Warrants”) at a price equal to (i) the product of $14.90 multiplied by the number of Shares subject to such 2005 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2005 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006, between Clinical Data and the investors named therein (the “2006 Warrants”) at a price equal to (i) the product of $17.71 multiplied by the number of Shares subject to such 2006 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2006 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008, between Clinical Data and the purchasers named therein (the “2008 Warrants”) at a price equal to (i) the product of $13.56 multiplied by the number of Shares subject to such 2008 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2008 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants with an exercise price of $8.120 issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between Clinical Data and the purchasers named therein (the “Series A 2009 Warrants”) at a price equal to the product of $21.88 multiplied by the number of Shares subject to such Series A 2009 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Series A 2009 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants with an exercise price of $9.744 issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between Clinical Data and the purchasers named therein (the “Series B 2009 Warrants,” and together with the Laurus Warrant, the 2005 Warrants, the 2006 Warrants, the 2008 Warrants, and the Series A 2009 Warrants, the “In-the-Money Warrants”) at a price equal to the product of $20.26 multiplied by the number of Shares subject to such Series B 2009 Warrant as of immediately prior to the

Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Series B 2009 Warrant as of immediately prior to the Acceptance Time; and

•

all outstanding convertible notes dated February 25, 2009 issued by Clinical Data pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among Clinical Data, New River Management V, LP and RJK, L.L.C. and in an aggregate principal amount of $50,000,000 (the “Company Notes,” and together with the Shares and the In-the-Money Warrants, the “Securities”) at a price equal to (i) the product of $30.00 multiplied by the maximum number of Shares into which such Company Note is convertible immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon conversion in full of the Company Note as of immediately prior to the Acceptance Time;

upon the terms and conditions set forth in the offer to purchase dated March 8, 2011, as amended (the “Offer to Purchase”), a copy of which is included as Exhibit (a)(1)(A) to the Schedule TO, and in the related letters of transmittal (the “Letters of Transmittal”), copies of which are included as Exhibits (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E), (a)(1)(F), (a)(1)(G), (a)(1)(H) and (a)(1)(I) to the Schedule TO which, together with any amendments or supplements, collectively constitute the “Offer.” Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

All the information set forth in the Offer to Purchase and the related Letters of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented to include the following:

“At 12:00 midnight, New York City time, on Monday April 11, 2011, the Offer expired as scheduled. The Offer was not extended. The Depositary has indicated that, as of the expiration of the Offer, approximately 27,868,256 Shares; 93,556 2005 Warrants; 113,817 2006 Warrants; 757,461 2008 Warrants; 1,527,650 Series A 2009 Warrants; 1,527,650 Series B 2009 Warrants; and $50,000,000 aggregate principal amount of Company Notes, which are convertible into 6,110,599 Shares, were validly tendered and not validly withdrawn prior to the expiration of the Offer. The Securities validly tendered and not validly withdrawn represent approximately 82.8% of the outstanding Shares on a fully-diluted basis. Therefore, the Minimum Condition has been satisfied. The other conditions to the Offer were also satisfied. The Purchaser will accept for payment all Securities validly tendered and not validly withdrawn, and will promptly pay for such Securities in accordance with the terms of the Offer.

The Purchaser intends to convert the Company Notes it acquires in the Offer into 6,110,599 Shares and, if necessary to become the owner of more than 90% of the outstanding Shares, to exercise the Top-Up Option pursuant to the terms of the Merger Agreement to acquire additional Shares from Clinical Data. Following conversion of the Company Notes and, if applicable, exercise of the Top-Up Option, Forest intends to complete the acquisition of Clinical Data through a short-form merger under Section 253 of the Delaware General Corporation Law. Forest expects the Merger to be completed within the next several days. Upon completion of the Merger, all outstanding Shares (other than Shares held by the Purchaser or Clinical Data, or shares held by Clinical Data stockholders who have and validly exercise appraisal rights under Delaware law) will be canceled and converted into the right to receive $30.00 per share in cash plus the CVR Consideration, an amount equal to the consideration that was offered in the Offer. Additionally, upon completion of the Merger, all outstanding In-the-Money Warrants will, as permitted by the terms thereof, be canceled and converted into the right to receive the same consideration per In-the-Money Warrant that would have been paid in the Offer. Thereafter, Clinical Data’s common stock will cease to be traded on Nasdaq. Information regarding the Merger will be mailed to Clinical Data security holders who did not tender their Securities in the Offer and, following the consummation of the Merger, instructions will be mailed to security holders outlining the steps to be taken to obtain the applicable merger consideration.

The press release announcing the completion of the Offer is attached hereto as Exhibit (a)(5)(D).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(5)(D)	Text of Press Release issued by Forest Laboratories, Inc. on April 12, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNOLIA ACQUISITION CORP.

By	/s/ David Solomon
Name: David Solomon
Title: Vice President

Date: April 12, 2011

DOGWOOD HOLDING CORP.

By	/s/ David Solomon
Name: David Solomon
Title: Vice President

Date: April 12, 2011

FL HOLDING CV

By FLI International LLC, its General Partner

By	/s/ David Solomon
Name: David Solomon
Title: Vice President

Date: April 12, 2011

FOREST LABORATORIES, INC.

By	/s/ David Solomon
Name: David Solomon
Title: Senior Vice President—Corporate Development and Strategic Planning

Date: April 12, 2011

EXHIBIT INDEX

Exhibit No.
(a)(5)(D)	Text of Press Release issued by Forest Laboratories, Inc. on April 12, 2011.